Sit Tax-Free Income Fund

Sit Mutual Funds
3300 IDS Center
80 South 8th Street
Minneapolis, MN 55402
800-332-5580
www.sitfunds.com

Please read the Disclosure Page (page 18) for information on performance and how to obtain a prospectus.

Sit Tax-Exempt Bond Investment Strategy

Our investment objective is to grow assets by maximizing after-tax income and placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher yielding sectors of the tax-exempt market
- Minimization of capital gains; low turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases; over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call
- Use of AMT bonds for portfolios where the tax impact is positive [NONE used in Sit Tax-Free Income Fund--SNTIX]

Sit Tax-Exempt Bond Risk Control

Controlling risk is very important to our fixed income approach. To this end, we:

- Maintain portfolio durations within a specified range of their benchmark
- Minimize credit risk by using only investment grade securities (with the use of non-rated Tax-Exempt bonds where permitted but only after close internal scrutiny)
- Minimize liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintain a broad issue and geographic diversification with our Tax-Exempt bond security selections with an average holding of less than one percent of the total portfolio
- Perform regular compliance reviews of the client's portfolio vs. the client's investment guidelines

Please read the Disclosure Page (page 18) for information on performance and how to obtain a prospectus.

Sit Tax-Free Fund Duration vs. Barclays Municipal Durations

As of September 30, 2012



9.0
8.0
7.0
6.0
5.0
4.0
3.0
Duration (Yrs)
6.90
6.10
3.96
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Sit Tax Free Dur.
Barclays Muni Index Mod. Adj. Dur.
Barclays 5-Year Muni Index Mod. Adj. Dur.

Sit Tax-Free Fund 12-Month Distribution Rate vs. Barclays Municipal & Barclays 5-Year Municipal Index Yield

As of September 30, 2012



6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Yield (%)
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
4.30
3.89
2.17
1.08
Sit MN Tax Free 12-Mo. Distribution Rate
Sit Tax Free 12-Mo. Distribution Rate
Barclays Muni Index Yield
Barclays 5-Year Muni Index Yield

Sit Tax-Free Fund – Bond Price Comparison

As of September 30, 2012



110.0
105.0
100.0
95.0
90.0
85.0
80.0
75.0
70.0
Price ($)
108.37
91.08
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Sit Tax-Free Income Fund Avg Bond Price
Barclays Muni Bond Index Price

SIT TAX-FREE INCOME FUND
PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

QUALITY - RATED	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Sep-12
AAA	23.5%	24.9%	30.8%	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.9%
AA	7.0	5.1	5.5	4.4	3.1	8.6	8.0	11.7	12.2	22.9	23.5
A	34.1	29.1	26.2	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.6
BBB	27.3	30.7	30.4	33.7	30.0	26.9	27.6	18.5	25.5	16.7	17.4
<BBB	5.0	7.3	3.1	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.5
CASH EQUIVALENTS	3.1	2.9	4.0	6.5	1.6	- 0.4	1.9	3.7	1.1	4.0	3.0
TOTAL RATED	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**85.4%**	**76.1%**	**66.0%**	**67.0%**	**71.2%**	**76.9%**	**78.9%**
NON-RATED (SIT INTERNAL RATINGS)											
(AAA)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0
(AA)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5
(A)	0.0	0.0	0.0	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.7
(BBB)	0.0	0.0	0.0	0.0	3.8	5.9	5.1	6.5	7.4	5.3	5.2
(BB)	0.0	0.0	0.0	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.7
(TOTAL NON-RATED)	**0.0**	**0.0**	**0.0**	**0.0**	**14.6**	**23.9**	**34.0**	**33.0**	**28.8**	**23.1**	**21.1**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A2 / A	A1 / A+	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-

Sit Tax-Free Income Fund
PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

PORTFOLIO COMPOSITION	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Sep-12
HOUSING	29.1%	23.1%	20.3%	16.4%	15.9%	19.8%	21.6%	24.3%	23.4%	24.5%	28.0%
HOSPITAL	18.0	20.7	18.5	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.7
IDR/PCR	4.4	10.2	9.3	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.8
EDUCATION	3.3	4.4	4.3	3.9	7.8	10.2	11.2	11.2	15.4	14.2	13.0
LEASES	1.6	1.4	1.5	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.8
INSURED	14.9	18.1	22.0	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2
INSURED G.O.	N/A	N/A	N/A	2.1	2.6	3.1	1.0	0.7	1.0	2.5	2.9
GENERAL OBLIGATION	1.0	0.2	0.7	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.0
UTILITIES	2.0	0.8	2.7	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.2
MUTUAL FUNDS	2.4	1.7	0.2	0.6	0.7	3.7	6.1	7.4	6.6	7.6	7.0
ESC. TO MAT/PRE REF	0.0	0.8	1.1	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.6
PUBLIC FACILITIES	1.1	0.8	1.3	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.0
OTHER REVENUE	18.3	14.4	12.3	12.3	14.2	13.1	18.9	16.7	17.4	15.5	15.2
TRANSPORTATION	0.6	0.3	0.9	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.7
SALES	0.2	0.1	0.9	0.5	0.4	0.8	0.7	0.8	1.4	1.7	1.9
CASH EQUIVALENTS	3.1	3.0	4.0	6.5	1.6	- 0.4	1.9	3.7	1.1	3.9	3.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	12.9	12.6	12.6	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.0
WEIGHTED AVG CPN	5.5	5.5	5.5	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8
DUR TO AVG LIFE (Yrs)	4.5	4.0	3.4	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.1
IMPLIED DURATION (Yrs)	4.2	3.9	3.8	3.5	4.7	5.4	6.2	7.0	7.4	7.2	6.6
30-DAY SEC YIELD (%)	4.9	4.9	4.4	4.4	4.3	4.6	7.1	5.2	5.4	5.0	4.0
BARCLAYS 5-YR YLD TO WORST	2.6	2.5	2.9	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.1
BARCLAYS 5-YR MOD DUR TO WORST	3.9	4.1	4.1	4.1	4.1	4.1	4.0	4.0	3.9	3.9	3.9

Sit Tax-Free Income Fund Total Return

As of September 30, 2012



2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
YTD 2012
Total Return (%)
15.0
10.0
5.0
0.0
-5.0
-10.0
5.8
6.2
5.7
9.3
2.9
4.1
4.0
2.7
3.3
0.9
3.5
3.3
0.3
5.2
-15.7
5.8
22.4
7.4
2.5
3.4
10.7
6.9
8.8
3.2
1 Year
2 Years
3 Years
5 Years
7 Years
10 Years
15 Years
Since Inception
Annualized Total Return (%)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
11.2
4.7
7.0
4.2
7.0
4.7
4.8
5.7
4.2
5.1
3.9
4.4
4.2
4.9
5.5
5.1
Sit TXF Income Fund (Net of Fees)
Barclays 5-Yr Muni Bond Index

Sit Tax-Free Income Fund Income Return

As of September 30, 2012



2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
YTD 2012
Income Return (%)
5.1 5.0
4.6 4.8
4.4 4.6
4.0 4.7
3.8 4.8
4.0 4.9
4.2 4.9
4.7 4.8
5.1 4.6
4.6 4.4
4.8 4.4
3.2 3.2
1 Year
3 Years
5 Years
7 Years
10 Years
15 Years
Since Inception
Annualized Income Return (%)
4.4 4.3
4.6 4.4
4.7 4.5
4.5 4.6
4.4 4.6
4.7 4.8
4.9 5.0
Sit TXF Income Fund (Net of Fees)*
Barclays 5-Yr Muni Bond Index

* Inception of Income data is 1/1/94.

Biographies

BIOGRAPHIES



Roger J. Sit

Responsibilities:	**Chairman, CEO, President and Global CIO, Sit Investment Associates, Inc.**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp:	21 Years	
Age:	50	
Email:	rjs@sitinvest.com	



Michael C. Brilley

Responsibilities:	**President Sit Fixed Income and Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Millikin University, BS (1967)	
Inv. Exp:	44 Years	
Age:	67	
Email:	mcb@sitinvest.com	



Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager**	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987)	
	University of Minnesota, BA (1982)	
Inv. Exp:	29 Years	
Age:	52	
Email:	das@sitinvest.com	

Fixed Income Biographies



Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager**	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992)	
	Hamline University, BA (1988)	
Inv. Exp.:	21 Years	
Age:	45	
Email:	bad@sitinvest.com	



Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	26 Years	
Age:	49	
E-mail:	mhb@sitinvest.com	



Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993)	
	University of Notre Dame, BBA (1984)	
Inv. Exp.:	18 Years	
Age:	51	
Email:	pjj@sitinvest.com	



Christopher M. Rasmussen, CFA

Responsibilities:	**Vice President - Portfolio Manager**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp:	10 Years	
Age:	33	
Email:	cmr@sitinvest.com	



Todd S. Emerson, CFA

Responsibilities:	**Research Analyst**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson Reuters (West)
	1998-2001	US Bank
	1994-1998	RBC Capital Markets (Dain Rauscher)
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp:	18 Years	
Age:	43	
Email:	tse@sitinvest.com	



Matthew T. Hilliard, CFA

Responsibilities:	**Research Analyst**	
Professional Experience:	2007 - Present	Sit Investment Associates, Inc.
	2005 - 2007	Stonehill Group, Valuation Analyst
	2004 - 2005	U.S. Bank, Corporate Trust Analyst
Education:	University of Minnesota, M.B.A. (2008)	
	University of Wisconsin – La Crosse, B.A. (2002)	
Inv. Exp:	8 Years	
Age:	32	
Email:	mth@sitinvest.com	



Jessica A. Ersfeld, CFA

Responsibilities:	**Research Analyst**	
Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2002-2007	Wells Fargo Bank
Education:	University of Minnesota, MBA (2006)	
	University of St. Thomas, BA (2000)	
Inv. Exp:	5 Years	
Age:	33	
E-mail:	jae@sitinvest.com	



Eric T. Nelmark

Responsibilities:	**Research Analyst**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp:	14 Years	
Age:	36	
E-mail:	etn@sitinvest.com	



Kevin P. O'Brien, CFA

Responsibilities:	**Municipal Bond Trader**	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2008	Minnesota Army National Guard
	1997-2005	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BA (1997)	
Inv. Exp:	9 Years	
Age:	37	
E-mail:	kpo@sitinvest.com	



Michael J. Reich, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2009)	
	University of St. Thomas, BA (2005)	
Inv. Exp.:	7 Years	
Age:	29	
Email:	mjr@sitinvest.com	



Robert B. Harrigan

Responsibilities:	**Vice President - Fixed Income Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., VP Sales & Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	U. of Notre Dame, BA (1966)	
	Stonier Graduate School of Banking - Rutgers University (1974)	
Email:	rbh@sitinvest.com	



Andrew J. Tich

Responsibilities:	**Research Assistant**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BS (2009)	
Inv. Exp.:	5 Years	
Age:	24	
Email:	ajt@sitinvest.com	



Jeffrey R. Lindell

Responsibilities:	**Research Assistant**	
Professional Experience:	2008-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BA, Financial Management (2007)	
Inv. Exp:	0 Years	
Age:	27	
Email:	jrl@sitinvest.com	



Michael C. Hubbard, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2011-Present	Sit Investment Associates, Inc.
	2008-2011	State Street Investment Analytics
	2005-2008	Adviser Investments
Education:	Boston College (2001)	
Inv. Exp:	4 Years	
Age:	33	
Email:	mch@sitinvest.com	



Marci A. Lorge

Responsibilities:	**Senior Client Administrator**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales Liaison
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp:	28 Years	
Age:	56	
Email:	mal@sitinvest.com	

Fixed Income Biographies



Brian R. Gilbert

Responsibilities: **Decision Support Systems**

Professional Experience:

1994-Present	Sit Investment Associates, Inc.
1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
1990-1992	Carlson Companies, Coordinator of T5 Project

Education: Northwestern College, BA and BS (1990)
Inv. Exp.: 18 Years
Age: 45
Email: brg@sitinvest.com



Philip J. Fiskow

Responsibilities: **Vice President - Fixed Income Institutional Marketing**

Professional Experience Including:

2012-Present	Sit Investment Associates, Inc.
2001-2005	Hyperion Capital Management, Inc.
1997-2000	MMI Companies, Inc.
1991-1997	Pioneer Financial Services, Inc.
1988-1991	Asset Allocation & Management Co.
1981-1987	Aon Corporation

Education: Marquette University, BS (1978)
Email: pjf@sitinvest.com



John J. Gibas, CFA

Responsibilities: **Vice President - Fixed Income Institutional Marketing**

Professional Experience:

2012-Present	Sit Investment Associates, Inc.
2010-2012	RBC Global Asset Management (U.S.) / RBC GAM
2008-2010	Piper Jaffray Investment Management
1998-2004	USBancorp, FAF Advisors
1979-1998	Piper Jaffray Companies

Education: Carlson School of Management - University of Minnesota, MBA
University of Minnesota, BS
College of Financial Planning, CFA
Wharton University, AIMSE Sales and Marketing designation
E-mail: jjg@sitinvest.com

Disclosure Page

General Disclosure
Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure
Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains, if any, will be subject to tax.